SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           Harris & Harris Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   413833-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

             [_]  Rule 13d-1(b)

             [X]  Rule 13d-1(c)

             [_]  Rule 13d-1(d)


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(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  413833-10-4

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Masters Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     346,100

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     346,100

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    346,100

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.0%

12.  TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  413833-10-4

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Masters

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

      346,100

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     346,100

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     346,100

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.0%

12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 413833-10-4

Item 1(a).  Name of Issuer:

               Harris & Harris Group, Inc.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

               111 West 57th Street
               Suite 1100
               New York, NY 10019

            ____________________________________________________________________


Item 2(a).  Name of Persons Filing:

            Michael Masters
            Masters Capital Management, LLC

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            17 Church Street, 3rd Floor
            Christiansted, VI 00820

            ____________________________________________________________________

Item 2(c).  Citizenship:

            Michael Masters - United States of America
            Masters Capital Management, LLC - Georgia Limited Liability Company

            _________________________________________________________________

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

            413833-10-4

            ____________________________________________________________________


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          346,100 shares owned by Michael Masters and Masters Capital Management, LLC.
          ______________________________________________________________________

     (b)  Percent of class:

          2.0% owned by Michael Masters and Masters Capital Management, LLC.

          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote 0 shares with sole power to vote or to direct the vote,

          (ii) Shared power to vote or to direct the vote Michael Masters:
     346,100 shares with shared power to vote or to direct the vote; Masters Capital Management, LLC: 346,100 shares with shared power to vote or to direct the vote.

          (iii) Sole power to dispose or to direct the disposition of:

          0 shares with sole power to dispose or to direct the disposition of.

          (iv) Shared power to dispose or to direct the disposition of:

     Michael Masters: 346,100 shares with shared power to dispose or to direct the disposition of; Masters Capital Management, LLC: 346,100 shares with shared power to dispose or to direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].



         _______________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         N/A
         _______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         N/A
         _______________________________________________________________________


Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         N/A
         _______________________________________________________________________


Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         N/A
         _______________________________________________________________________

Item 10.  Certifications.

     By signing below I certify that, to the best of my and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MASTERS CAPITAL MANAGEMENT, LLC

By: /s/  Michael Masters
    ---------------------------
         Michael Masters
         Managing Member


/s/  Michael Masters
----------------------------
     Michael Masters

January 27, 2005


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                    Exhibit A


                                    AGREEMENT

The undersigned agree that this schedule 13G dated January 27, 2005 relating to the Common Stock of Harris & Harris Group, Inc. shall be filed on behalf of the undersigned.

                                             /s/ Michael Masters
                                             ------------------------------


                                             MASTERS CAPITAL MANAGEMENT, LLC

                                             By: /s/ Michael Masters
                                                 ---------------------------
                                                     Michael Masters
                                                     Managing Member


02115.0001 #542309